AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 22, 1999
                      Registration Statement No. 333-69923

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  PRE-EFFECTIVE
                                 AMENDMENT NO 1
                                       TO
                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                   ACTV, INC.
             (Exact name of Registrant as specified in its charter)

DELAWARE                            7812                          94-2907258
--------------------------------------------------------------------------------
(State or other                (Primary Standard               (IRS Employer
 jurisdiction of           Industrial Classification         Identification No.)
 incorporation or                    Code)
 organization)

                           1270 Avenue of the Americas
                            New York, New York 10020
                                 (212) 217-1600
                                 --------------
               (Address, including zip code and telephone number,
        including area code, of Registrant's principal executive offices)

                               WILLIAM C. SAMUELS
                                    President
                                   ACTV, INC.
                           1270 Avenue of the Americas
                            New York, New York 10020
                                 (212) 217-1600

            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)

                                   Copies To:
                             JAY M. KAPLOWITZ, ESQ.
                        Gersten, Savage & Kaplowitz, LLP
                              101 East 52nd Street
                            New York, New York 10022
                                 (212) 752-9700

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and from time to time.
                                  ------------
If the securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box [x]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [ ]

=====================================================================================================
Title of             Amount Being       Proposed Maximum        Proposed Maximum   Amount of
Securities To Be     Registered         Offering Price Per      Aggregate          Registration Fee
Registered                              Security                Offering Price
-----------------------------------------------------------------------------------------------------
Common               9,307,067                 $3.63(1)         $33,738,117.88      $13,157.87
Stock, par value     2,525,851                 $5.00(2)         $12,629,255.00      $ 4,925.41
$.10 per share
=====================================================================================================
Total Registration                                                                  $18,083.28
Fee
=====================================================================================================
Amount Previously                                                                   $13,157.87
Paid
=====================================================================================================
Amount Due With                                                                     $ 4,925.41
Filing
=====================================================================================================


(1) Pursuant to Rule 457, estimated solely for the purpose of calculating the registration fee for the registration of 9,307,067 shares of Common Stock filed with the Form S-3, File No. 333-69923 on December 30, 1998, based upon the last reported sales price of the Registrant's Common Stock of the same class as quoted by the National Association of Securities Dealers Automated Quotation System on December 22, 1998.

(2) Pursuant to Rule 457, estimated solely for the purpose of calculating the registration fee for the registration of an additional 2,525,851 shares of Common Stock filed with this Pre-Effective Amendment No. 1 to Form S-3, File No. 333-69923, based upon the last reported sales price of the Registrant's Common Stock of the same class as quoted by the National Association of Securities Dealers Automated Quotation System on January 14, 1999.

* THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS


                                   ACTV, INC.

                        11,832,918 Shares of Common Stock


               Shareholders of ACTV, Inc. named under the caption "Selling Security Holders", from time to time, may offer and sell up to 11,832,918 shares of ACTV common stock. The selling security holders acquired their shares from ACTV previously or will acquire such shares upon the exercise of options, warrants or stock appreciation rights, or upon conversion of convertible preferred stock.

               The selling security holders may, from time to time, offer their shares through public or private transactions, on or off United States exchanges, at prevailing market prices or at privately negotiated prices.

               ACTV's common stock is traded on the Nasdaq SmallCap Market and on the Boston Stock Exchange. On January 15, 1999, the last reported sale price of ACTV's common stock on Nasdaq was $5 1/4.



   An investment in these securities is risky. You should only purchase these shares if you can afford to lose your entire investment. See Risk
                          Factors commencing on page 8.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.









                The date of this prospectus is January ___, 1999

                       WHERE YOU CAN FIND MORE INFORMATION

               We file annual, quarterly and special reports, proxy statements, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ACTV is listed on the Nasdaq SmallCap market and the Boston Stock Exchange. Our periodic reports, proxy statements, and other information can be inspected at the offices of Nasdaq at 1735 K Street, NW, Washington, DC, 20006, or the offices of the BSE at 1 Boston Place, Boston, Massachusetts, 02108.

               The SEC allows us to "incorporate by reference" the information we file with them. This Prospectus incorporates important business and financial information about ACTV which is not included in or delivered with this Prospectus. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information.

               We incorporate by reference our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1998 as filed on November 19, 1998, our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 as filed on August 14, 1998, our Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 as filed on May 15, 1998, our Annual Report on Form 10-K for the year ended December 31, 1997 as amended by Form 10-K/A1 filed on April 20, 1998, our Current Report on Form 8-K filed on February 6, 1998, our Proxy Statement for the year ended December 31, 1997, and future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares offered by the selling security holders have been sold.

               You may obtain a copy of these filings, without charge, by writing or calling us at:

                                   ACTV, Inc.
                           1270 Avenue of the Americas
                            New York, New York 10020
                              Attention: Secretary
                                 (212) 217-1600

               If you would like to request these filings from us, please do so at least five business days before you have to make an investment decision.

               You should rely only on the information incorporated by reference or provided in this Prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or the documents incorporated by reference is accurate as of any date other then the date on the front of those documents.

                               PROSPECTUS SUMMARY

               This summary does not contain all of the information that may be important. You should read the detailed information appearing elsewhere in this Prospectus including the documents incorporated by reference. To the extent that the information presented in this Prospectus discusses financial projections, information or expectations about our products or markets, or otherwise makes statements about future events, such statements are forward-looking. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the successful and timely development and acceptance of new products and markets and the availability of sufficient funding to effect such product and/or market development. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Prospectus.

The Company

               ACTV has developed proprietary technologies, Individualized Television and HyperTV, that allow content providers to create unique interactive programming for both the digital television and Internet platforms. ACTV's Individualized Television software technology provides the tools needed to create, encode, distribute, decode and view live or pre-recorded television programming that individualizes what the viewer sees and hears. The proprietary software remembers every viewer's response, allowing the television to literally respond to each viewer with tailored programming and advertising content. HyperTV software technologies enable the simultaneous delivery of complementary video and Internet URL's (uniform resource locators) directly to television viewers and/or personal computer users. Our first digital television application is regional sports cable networks and the first Internet application of HyperTV is the online education market. We also plan to use HyperTV to enhance our regional sports cable networks.

               We use patented software technologies to create Individualized Television, which enables viewers to switch seamlessly and instantly among multiple, real-time feeds of live or pre-recorded video, audio and data. Individualized Television is a multi-path telecast of several elements of programming material, such as instant replay on demand, isolation cameras, statistical data, and/or additional features. There is no limit to the number of viewers who can interact simultaneously with a program enhanced by our Individualized Television programming capabilities. All the viewer needs at home to receive individualized television programming is a standard digital set-top box and remote control.

               HyperTV is a patented Java-based software technology (Java is a programming language developed by Sun Microsystems). HyperTV enables the practical convergence of video with the vast information resources of the Internet whether it be for the benefit of television users in the home or for students in educational settings. The first application of HyperTV is in the education market, for which we have developed eSchool Online(TM). eSchool Online(TM) uses HyperTV technology to create virtual learning communities that integrate streamed educational video, relevant Web content, and collaboration and assessment resources for students and educators.

               Since its inception, ACTV has incurred operating losses approximating $61 million related directly to the development and marketing of the Individualized Television and HyperTV.

Strategic Alliances

               We are seeking to exploit the U.S. entertainment market on both a regional and national basis. We are launching regionally based, Individualized Television digital cable networks, with programming provided through our strategic alliance with FOX Sports Net. We have the rights to license FOX Sports Net programming from each of FOX Sports Net's regional sports affiliates and to offer enhanced FOX Sports Net programming to any distributor that carries the corresponding regional FOX Sports Net channel. The FOX Sports Net agreement extends through June 2003.

               FOX Sports Net is a service of "National Sports Partners," a joint venture between Cablevision's Rainbow Media Holdings, Inc. and FOX/Liberty Networks, which is a 50/50 partnership between News Corp. and Tele-Communications Inc.'s Liberty Media Corporation. Equally owned by FOX/Liberty Networks and Cablevision's Rainbow Media Holdings, Inc., the venture now reaches more than 58 million homes nationwide through 22 regional sports networks.

               We plan to develop regional networks in regions served by Fox Sports Net, with distribution to be provided by cable operators that are currently upgrading their service from analog to digital transmission. Initially, the regional networks will feature sports programming. We believe that the differentiation afforded by our individualized programming will allow distributors to offer their customers a unique programming service that will enhance their customer's acceptance of digital television. We will be responsible for the incremental content, transmission, delivery and master control costs incurred in connection with the production and distribution of individualized programming for our regional networks.

               We plan to launch our first regional network in 1999 in the region served by FOX Sports Southwest. FOX Sports Southwest distributes programming to more than 5 million households in Texas, Louisiana, Arkansas, Oklahoma and nine New Mexico counties. The southwest regional network will feature individualized telecasts of professional basketball (Houston Rockets, Dallas Mavericks, San Antonio Spurs), hockey (Dallas Stars), and baseball (Texas Rangers, Houston Astros), along with college sports events from the Southeastern, Southland and Western Athletic conferences.

               We have an agreement with Tele-Communications Inc., or TCI, under which TCI will distribute and market our southwest regional network programming to its digital subscribers in Texas. The agreement also contemplates potential nationwide distribution by TCI of ACTV's regional sports networks.

               ACTV's first national individualized programming will be developed and managed through a joint venture formed in September 1998 with Liberty Media Corporation, called LMC IATV Events, LLC. LMC IATV, through an exclusive license from ACTV, has the right to produce and distribute telecasts of major events incorporating our individualized programming enhancements. As consideration for granting such a license, ACTV received a fixed one-third equity interest in the joint venture, with no obligations to make additional capital contributions.

               In September 1998, Liberty Media Corporation invested $5 million in ACTV common stock with an option to invest an additional $5 million. Simultaneous with this strategic investment, as noted above, ACTV and Liberty Media Corporation created a joint venture, LMC IATV Events, LLC, to explore national applications of individualized programming for major events.

               We have other strategic alliances, including General Instrument Corporation and Scientific-Atlanta, Inc. General Instrument, an investor in ACTV, and Scientific-Atlanta, Inc. are the leading suppliers of digital television head systems and digital set-top terminals. We have agreements with both General Instrument and Scientific-Atlanta for the incorporation of our individualized programming into each supplier's respective digital set-top cable terminals.

               Our target markets for HyperTV are both consumer homes and educational settings, including K-12 classrooms, universities, distance learning programs, and corporations. Our first HyperTV application is eSchool Online(TM), which is designed for the education market. It consists of a suite of integrated software products, including content creation software, student and teacher user software, and database assessment software. In addition, we provide eSchool Online(TM) clients with Internet content development assistance, hosting of eSchool programs on computer servers, and consulting to schools and universities. Currently, all of our revenues are derived from sales to the online learning market.

               In August 1998, we entered into a joint marketing agreement with Sun Microsystems, Inc., the developer of the Java programming language and a leading provider of hardware, software and services for the Internet. Under the agreement, ACTV and Sun will work together to offer eSchool Online(TM) in conjunction with Sun servers to large school districts and state education departments for statewide programs.

               ACTV was incorporated in Delaware on July 24, 1989. ACTV is the successor, by merger effective November 1, 1989, to ACTV, Inc., a California corporation, organized on July 11, 1983. Our executive offices are located at 1270 Avenue of the Americas, New York, New York 10020, telephone number (212) 217-1600.

                                  RISK FACTORS

               An investment in ACTV's shares involves a high degree of risk. You should carefully consider the following risks, in addition to the other information contained in this Prospectus, before deciding to invest in ACTV's shares.

Risks Related to Our Business

Operating Losses and Limited Revenues to Date.

               We have been operating at a loss to date. Losses applicable to common shareholders for the nine months ended September 30, 1998, the years ended December 31, 1997, 1996 and 1995 (the "1997 Fiscal Year", the "1996 Fiscal Year," and "1995 Fiscal Year," respectively) were $9,869,022, $10,358,683, $10,300,481 and $6,826,789, respectively. The 1995 Fiscal Year includes an extraordinary gain of $94,117. Through September 30, 1998, we had an accumulated deficit of approximately $61 million. We have had limited revenues. Revenues for the nine months ended September 30, 1998 were $1,058,560, $1,650,955 in the 1997 Fiscal Year, $1,476,329 in the 1996 Fiscal Year and $1,311,860 in the 1995 Fiscal Year. We may not be able to be profitable or generate significant revenues in the future.

Unproven Business Strategy.

               We made our first sale in the Internet market in the second quarter of 1997. We have had only a limited number of additional sales to the online learning market segment, which itself is a newly developing market in a process of evolution. Also, we have not had significant sales of our individualized programming. While we plan to commercialize our individualized programming in conjunction with FOX Sports Net and have conducted certain test marketing, we have not yet introduced this product on a commercial basis. Therefore, our products should be viewed as newly introduced products, the demand for, and market acceptance of which, is uncertain. Our individualized programming and our Internet products may not become commercially successful, and there may not be sufficient demand and market acceptance for our products to become profitable.

Need for Additional Financing; Accumulated Deficit.

               We have required significant capital to develop our Individualized Television and HyperTV technologies, to produce programming, to develop marketing approaches and strategic alliances, and to cover costs of selling, general and administrative expenses. As a result, we have an accumulated deficit as of September 30, 1998 of approximately $61 million. We have also from time to time experienced working capital deficits. To date, we have not generated revenues sufficient to sustain our operations, and cannot generate such revenues, if at all, without raising additional funds to implement our business plan. We have issued debt to raise funds for the development of the southwest regional network; however, we are not yet delivering our product to consumers or deriving any revenue from the southwest regional network. Although we believe we have the necessary resources to launch the southwest regional network, we may need additional funding to operate the network at planned levels and to fund our operations. We will need additional funding to launch networks in other regions. We currently do not have any arrangements for additional financing and cannot assure you that additional financing will be available on acceptable terms, or at all. Additional equity financing may substantially dilute your investment in ACTV's common stock.

Dependence on Strategic Relationships.

               We are dependent upon our relationships with General Instrument, Scientific-Atlanta and other digital set-top box manufacturers to sell such digital boxes to cable systems. In addition, we are dependent upon Liberty Media Corporation to fund and direct LMC IATV, our joint venture with Liberty Media. We are also dependent upon the cooperation of FOX Sports Net in connection with the marketing of our regional sports networks to cable systems. We cannot assure you that these third parties will dedicate sufficient resources to their relationships with us or perform their obligations in a time frame that will allow us to implement our current business plan. Their failure to do so could have a material adverse effect on our operations, or result in delays in our ability to implement our business plan in a timely manner.

Patents and Proprietary Information.

               We have obtained patents covering certain aspects of Individualized Television and HyperTV and have patents pending with respect to other developments or enhancements. We cannot assure you (i) that patents applied for will be granted, (ii) that the patents we own or have rights to or that may be granted or obtained by us in the future will be enforceable or will provide us with meaningful protection from competition, (iii) that any products developed by us will not infringe any patent or rights of others, or (iv) that we will possess the financial resources necessary to enforce any patent rights that we hold.

               We require each of our employees, consultants and advisors to execute confidentiality and assignment of proprietary rights agreements upon the commencement of employment or a consulting relationship with us. These arrangements generally provide that all inventions, ideas and improvements made or conceived by the individual arising out of the employment or consulting relationship shall be our exclusive property. In addition, all proprietary information is required to be kept confidential and not disclosed to third parties except with our consent or in other specified circumstances. These agreements, however, may not provide effective protection of our proprietary information in the event of unauthorized use or disclosure of such information.

Dependence Upon Key Management and Technical Personnel.

               We are largely dependent upon the efforts of William C. Samuels, ACTV's Chairman of the Board, President and Chief Executive Officer, David Reese, Executive Vice President and a Director of ACTV and President of ACTV Entertainment, Inc., our Individualized Television division, and Bruce Crowley, Executive Vice President and a Director of ACTV and President of ACTV Net, Inc., our Internet division. ACTV has entered into five-year employment agreements with Mr. Samuels, Mr. Reese and Mr. Crowley. We currently do not maintain "key employee" insurance on the lives of Messrs. Samuels, Reese or Crowley. We may not be able to obtain such insurance at an acceptable cost should we seek to acquire such insurance in the future.

               We are also dependent on a group of employees, who are expert in the Java computer language. The Internet industry is very competitive and there is large demand for, and a high turnover rate of, qualified Java programmers. If we were required to replace such personnel, we may not be readily able to do so. Even if we are able to hire such qualified replacements, our business development may be delayed.

Year 2000 Compliance.

               The year 2000 issue is the result of computer software that was written with only two digits rather than four digits to represent the year in a date field. Computer hardware and software applications that are date-sensitive may interpret a date represented as "00" to be the year 1900 rather than the year 2000. The result could be system failure or miscalculations causing the disruption of operations.

               We believe that our internal systems, relating to both computer hardware and software, will function properly with respect to dates in the year 2000 and beyond. In addition, we believe that our proprietary software either sold directly to third parties or incorporated in products sold to third parties is year 2000 compliant. Having performed an assessment of the potential year 2000 problem, we do not expect to incur significant costs related to year 2000 issues.

               However, there is general uncertainty regarding the year 2000 problem and its effect on the overall business environment. We cannot determine at this time whether the year 2000 problem will have a material impact on our operations or financial condition as the result of significant disruptions to the U.S. economy and/or business infrastructure.

Risks Related to Our Industry

Timely Upgrade of Cable Headends for Digital Delivery.

               Our entertainment business strategy depends in large part on the ability of major cable system operators to upgrade their programming distribution systems (commonly known as headends) for digital programming and to deploy digital set-top boxes, and upon the manufacturers of the set-top boxes to manufacture the boxes compatible with our downloadable software. In order to utilize individualized programming, subscribers must have a digital television set-top box installed in their homes. The timely deployment of digital television set-top boxes is entirely out of our control. There may not be a sufficient number of potential subscribers to receive digital television set-top boxes in the near future so as to enable us to deploy our individualized programming in accordance with our business plan. Material delays in the upgrade of cable headends or the deployment of digital television set-top boxes could have a material effect on our results of operations and financial condition.

Technological Obsolescence.

               Both the digital television and Internet platforms are characterized by extensive research efforts and rapid, significant technological change, often resulting in product obsolescence or short product life cycles. Our ability to compete will depend in large part on our capacity to introduce individualized programming and Internet products in a timely manner, to continually enhance and improve individualized programming and Internet products, and to adapt to technological changes and advances in the markets in which we compete. Our competitors may develop technologies or products that render our individualized programming and/or Internet products obsolete or less marketable. We may not be able to keep pace with the demands of an ever-changing marketplace.

Possible Shortage of Available Channels for In-Home Cable Applications.

               In order for our individualized programming to be delivered over cable and direct broadcast satellite systems to the home, we must compete with other programming services for digital channel space. Most distributors of television programming have channel capacity limitations. Our individualized programming applications currently require four channels of band-width in a digital system. We believe, although there can be no assurance, that the cable and direct broadcast satellite industries, in general, will continue to increase digital channel capacity. We cannot assure you that distributors of television programming will devote a sufficient number of channels of band-width to our individualized programming in the future, even they do increase channel capacity.

Changes in Government Funding.

               The success of our Internet division is dependent on public schools' continuing to receive various federal and state funding for Internet connectivity and a broader distribution of computers. If such government funding were to be substantially reduced or eliminated, it could have a material adverse effect on our operations and financial condition.

Restrictions of Government Regulation.

               We believe that neither the present or future implementation of our individualized programming is subject to any substantial government regulation. However, the broadcast industry in general, and cable television, direct broadcast satellite and wireless communication in particular are subject to substantial government regulation.

               Pursuant to federal legislation enacted in 1992 ("1992 Cable Act"), the Federal Communications Commission ("FCC") substantially re-regulated the cable television industry in various areas including rate regulation, competitive access to programming, "must carry" and retransmission consent for broadcast stations. These rules, among other things, restrict the extent to which a cable system may profit from, or recover costs associated with, adding new program channels, impose certain carriage requirements with respect to television broadcast stations, limit exclusivity provisions in programming contracts and require prior notice for channel additions, deletions and changes. The United States Congress and the FCC also have under consideration, and may in the future adopt new laws, regulations and policies regarding a wide variety of matters which could, directly or indirectly, materially adversely affect our operations.

               We cannot predict the outcome of future federal legislation or regulatory proposals or the impact of any current or future laws or regulations on our operations. We may not be able to comply with future laws or regulations that may be imposed on our operations or our industry.

Intense Competition.

               We compete with many other companies that provide programming for the television industry and, in particular, with companies that provide sports programming. Moreover, our enhanced version of FOX Sports Net programming will compete with the simultaneous telecast of the un-enhanced version of the same event. In addition, our individualized programming technology may compete with other technologies described as interactive television, some of which may be developed or promoted by companies with resources significantly greater than ours. In general, our individualized programming competes with many other forms of entertainment content, many of which are significantly more established, including the basic television industry, the movie industry, cable television, programming services and other forms of entertainment.

               In the Internet market, our competition includes companies that offer products and services based on the convergence of television and Internet technologies, as well as providers of online learning applications and traditional distance learning companies.

               Nearly all of our competitors have greater financial, and other, resources than ACTV.

Risks Related to the Offering

Control by Officers, Directors and Principal Stockholders.


               Our officers and directors own, of record, approximately 6.9 million outstanding shares of common stock, assuming the exercise of all options currently exercisable and those exercisable within 60 days of the date of this Prospectus and the conversion of all outstanding convertible securities held by such individuals and including shares beneficially owned pursuant to voting trust agreements. William C. Samuels, our Chairman, President and Chief Executive Officer, pursuant to a voting agreement, has voting control of the 2,341,334 shares of common stock owned of record by the Washington Post Company. Consequently, Mr. Samuels has voting control over approximately 5.0 million shares of common stock, or approximately 15% of the outstanding shares of common stock. Accordingly, Mr. Samuels could have substantial influence over the affairs of ACTV, including the election of directors.


Limited Trading Market for Common Stock; Possible Volatility of Securities Prices; Possible Delisting of Common Stock.

               The average number of shares of ACTV's common stock traded on Nasdaq and BSE has been limited. As a result, your ability to sell your shares may be limited and the sale of a large number of shares at any time may adversely affect the trading market to a greater extent than would be the case if the shares were more actively traded. The market price of ACTV's securities may be highly volatile, as has been the case with the securities of other companies engaged in high technology research and development. Factors such as our competitors' announcements concerning technological innovations, new commercial products or procedures, proposed government regulations and developments or disputes relating to patents or proprietary rights may have a significant impact on the market price of ACTV's securities. Such volatility may be increased as a result of the limited trading market.


               In order to continue to be listed on Nasdaq, we are required to maintain (i) net tangible assets of at least $2,000,000, or market capitalization of $35,000,000 or $500,000 in net income for two of the last three years (ii) a minimum bid price of $1.00, (iii) two market makers, (iv) 300 stockholders, (v) at least 500,000 shares in the public float, (vi) a minimum market value for the public float of $1,000,000 and (vii) compliance with certain corporate governance standards. If ACTV is unable to satisfy Nasdaq's maintenance criteria in the future, its common stock may be delisted from Nasdaq. The BSE requires us to have total assets of at least $1,000,000 and total stockholder equity of $500,000 to maintain its listing. In the event of delisting, trading, if any, would be conducted only in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board." As a consequence of such delistings, an investor would likely find it more difficult to dispose of, or to obtain quotations as to, the price of ACTV's common stock.

Rule 144 Sales.

               Of the shares of the common stock presently outstanding, approximately 2.6 million are "restricted securities" as that term is defined by Rule 144 promulgated under the Securities Act and in the future may be sold only in compliance with Rule 144 or pursuant to registration under the Securities Act or pursuant to another exemption therefrom. For so long as the Registration Statement of which this Prospectus is a part is current and effective, the shares being offered may be sold without regard to the volume limitations, described below, set forth in Rule 144. Generally, under Rule 144, each person having held restricted securities for a period of one year may, every three months, sell in ordinary brokerage transactions an amount of shares which does not exceed the greater of one percent (1%) of ACTV's then outstanding shares of common stock, or the average weekly volume of trading of such shares of common stock as reported during the preceding four calendar weeks. A person who has not been an ACTV affiliate for at least the three months immediately proceeding the sale and who has beneficially owned shares of the common stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above. Of the restricted shares, a substantial number have been held for less than one year. Actual sales, or the prospect of sales by the present stockholders of ACTV or by future holders of restricted securities under Rule 144, or otherwise, may, in the future, have a depressive effect upon the price of ACTV's common stock in any market that may develop therefor, and also could render difficult future sales of ACTV's shares.

Penny Stock Regulation.

               Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the SEC. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq, provided that current prices and volume information with respect to transactions in such securities are provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson it transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If ACTV's securities become subject to the penny stock rules, stockholders may find it more difficult to sell their securities.

Outstanding Options and Warrants.

               As of the date of this Prospectus, ACTV has granted options and warrants to purchase an aggregate of 9,964,340 shares of common stock that had not been exercised. Of the shares of common stock subject to these unexercised options and warrants 4,801,177 may be purchased for between $1.00 and $1.99 per share; 4,785,663 may be purchased for between $2.00 and $2.99 per share; 150,000 may be purchased for between $3.00 and $3.99 per share; 225,000 may be purchased for between $4.00 and $4.99 per share; and 2,500 may be purchased for between $5.00 to $5.99 per share. To the extent that the outstanding stock options and warrants are exercised, our stockholders' interest in ACTV will be diluted. Moreover, the terms upon which we will be able to obtain additional equity capital may be affected adversely, since the holders of the outstanding options and warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on more favorable terms than those provided in the outstanding options and warrants.

Effect of Conversion of Convertible Preferred Stock.

               In November 1998, we issued 5,017 shares of ACTV's Series B 10% Convertible Preferred Stock, which has a face value of $5,017,000 and pays an annual dividend of 10%. The dividend may be paid either in cash or in kind, at our option.

               We may redeem the Series B Preferred at any time at a 10% premium above face value plus accrued dividends. The Series B Preferred holders may not convert any Series B Preferred into common stock until November 13, 1999, whether or not we give a redemption notice prior to such date. The Series B Preferred shares are convertible at a fixed price, subject to a single adjustment. From November 13, 1999 to February 13, 2000, the Series B Preferred is convertible at a price of $2.00 per share. If the Series B Preferred is not redeemed by February 13, 2000, its conversion price will be adjusted to a fixed price of $1.33 per share for the remainder of its life.

               In November 1997, ACTV issued 86,200 shares of Series A Convertible Preferred Stock. The Series A Preferred, together with accrued dividends, is convertible into common stock based upon a conversion rate of $1.50 per share of common stock. As of the date of this Prospectus 56,300 shares of Series A Preferred remain outstanding and would be convertible into approximately 1.0 million shares of common stock if exchanged as of January 19, 1999.

               Common stockholders will be diluted by future conversions to common stock, if they should occur, by holders of our convertible preferred stock. Additionally, since such shares of common stock will be registered for sale in the marketplace, future offers to sell such shares could have a potentially depressive effect upon the price of the common stock and make future sales of common stock by ACTV or our stockholders difficult.

Possible Issuance of Preferred Stock; Affiliate's Option to Acquire Voting Control of Certain Subsidiaries; Anti-takeover Provisions.

               ACTV's Certificate of Incorporation permits our Board of Directors to designate the terms of, and issue, up to 1,000,000 shares of preferred stock without further stockholder approval. The issuance of shares of preferred stock by the Board of Directors could adversely affect the rights of the holder of the common stock by, among other things, establishing preferential dividends, liquidation rights and voting power. As of the date of this Prospectus, 91,218 shares of preferred stock have been issued.

               ACTV has issued to William C. Samuels, ACTV's Chairman, President and Chief Executive Officer, David Reese, ACTV's Executive Vice President and a director, Bruce Crowley, ACTV's Executive

Vice President, Christopher Cline, ACTV's Senior Vice President, Chief Financial Officer and Secretary and three other employees, options to acquire Class B Common Stock of certain of our material subsidiaries. The ten year options are currently fully vested. In each case, the Class B Common Stock is identical to the common stock of each such subsidiary that is owned by ACTV, but has voting rights of 25 votes per share. If exercised, such options will result in the optionees' having approximately 75% of the voting power of each subsidiary. As a result, should such options be exercised as to any such subsidiary, the holders thereof would have the right to elect the Board of Directors of such subsidiary and otherwise control its business and affairs. The holders have also entered into an agreement as to the voting of certain of such shares if issued.

               The issuance of the preferred stock, or the exercise by the holders of the options to acquire the Class B Common Stock of such subsidiaries, either alone or together, might render it more difficult, and therefore discourage, an unsolicited takeover proposal such as a tender offer, proxy contest or removal of incumbent management, even if such actions would be in the best interest of our stockholders.

                                 USE OF PROCEEDS

               ACTV will not receive any proceeds from the sale of the Security Holders' Shares offered hereby. All proceeds from the sale of the Security Holders' Shares will be for the account of the Selling Security Holders described herein. See "Selling Security Holders."

                                MATERIAL CHANGES

               There have been no material changes since the filing of ACTV's Form 10-K for the year ended December 31, 1997 on March 31, 1998 as amended by ACTV's Form 10-K/A1 filed on April 20, 1998, except as set forth on the Form 10-Q/A for the period ended September 30, 1998, as filed on November 19, 1998.

                            SELLING SECURITY HOLDERS


               All of the shares of common stock of ACTV ("Common Stock") offered under this Prospectus ("Security Holders' Shares") may be sold by the holders {"Selling Security Holders") who have acquired previously or will acquire such shares from ACTV (i) upon the exercise of currently exercisable options, warrants, or stock appreciation rights, or (ii) upon conversion of ACTV's 10% Series B Convertible Preferred Stock. ACTV will not receive any of the proceeds from sales of Selling Security Holders' Shares, but will receive the exercise price upon the exercise of the options or warrants described above.


               All costs, expenses and fees in connection with the registration of the Security Holders' Shares will be borne by ACTV. All brokerage commissions, if any, attributable to the sale of Security Holders' Shares by Selling Security Holders will be borne by such Selling Security Holders.


               The Selling Security Holders are offering hereby a total of 11,832,918 shares of ACTV's common stock. The following table sets forth the name of each person who is a Selling Security Holder, the number of securities owned by each such person at the time of this offering and the number of shares of common stock such person will own after the completion of this offering. The following table assumes the exercise of all options and warrants beneficially owned by each such security holder and the conversion of all Series B Preferred Stock into shares of Common Stock.

                                  Beneficial                                     Beneficial
                                   Ownership                     Shares           Ownership
                                    Prior to                Included in               After
Name                            Offering (1)          %   This Offering        Offering (2)          %

Westgate International, L.P.       2,459,719       7.2%       1,944,710  (3)        515,009       1.6%
Elliott Associates, L.P.           2,549,622       7.4%       1,955,478  (4)        594,144       1.8%
Ravich Children's Trust              366,444       1.1%         366,444  (5)              0          *
Ravich Revocable Trust of 1989       810,729       2.5%         765,729  (6)         45,000          *
US Bancorp Investments, Inc.         889,583       2.7%         859,583  (7)         30,000          *
Rand Ravich                           87,753          *          63,673  (8)         24,080          *
Lee Helper                             4,000          *           4,000                   0          *
Dean Bender                            4,000          *           4,000                   0          *
Larry Goldman                          4,000          *           4,000                   0          *
David Alworth                        126,000          *          75,000  (9)         51,000          *
Banca del Gottardo                 5,076,820      15.2%          25,000 (10)      5,051,820      15.2%
Richard Barron                        85,000          *          25,000 (11)         60,000          *
Richard Carvalho                      25,000          *          15,000 (11)         10,000          *
Christopher Cline                    131,489          *          75,000 (12)         56,489          *
Peter Cohen                            7,000          *           7,000 (11)              0          *
James Crook                           79,294          *           5,000 (11)         74,294          *
Bruce Crowley                        833,800       2.5%         524,000 (13)        309,800          *
Xiomara DeLeon                         5,260          *           5,000 (10)            260          *
Frank Deo                             75,000          *          75,000 (14)              0          *
Jeff Harrington                       25,000          *          10,000 (11)         15,000          *
Brent Imai                            77,500          *          25,000 (11)         52,500          *
Jennifer Lange                        10,000          *          10,000 (10)              0          *
Kevin Liga                            75,000          *          75,000 (15)              0          *
Eric Martinez                         22,600          *           4,183 (11)         18,417          *
Margie Mercado                         6,050          *           5,000 (10)          1,050          *
Ted O'Donnell                         15,000          *          15,000 (16)              0          *
Eric Pack                             12,653          *          12,500 (10)            153          *
Stanley Plesent                       10,000          *          10,000 (11)              0          *
David Reese                        1,305,500       3.9%         860,000 (17)        445,500       1.4%
William Samuels                    5,397,817      15.9%       1,619,000 (18)      3,778,817      11.7%
Amy Satin                             15,000          *          15,000 (10)              0          *
Steven Schuster                       30,000          *          12,500 (16)         17,500          *
Patricia Wilson                        5,000          *           5,000 (10)              0          *
Michael Freeman                      346,598       1.1%          32,000 (19)        314,598          *
Dorsey & Whitney                     112,500          *          40,000              72,500          *
Value Partners Ltd.                2,266,246       7.0%       2,266,246                   0          *
Russell Riopelle                      10,072          *          10,072                   0          *
Bratskeir & Co.                       29,700          *           7,800              21,900          *


*       Less than one percent

(1) Includes (i) shares of Common Stock issuable upon exercise of all options, warrants, and stock appreciation rights and conversion of all Series B Preferred, based on the lesser of current or future conversion prices and (ii) shares that have been registered on previous registration statements but have not been sold as of January 19, 1999.

(2) Gives effect to the sale of all the shares of Common Stock being offered hereby.
(3) Consists of 660,671 shares of Common Stock issuable upon the exercise of warrants at $2.00 per share and 1,284,039 shares of Common Stock issuable upon conversion of Series B Preferred Stock at $1.33 per share.
(4) Consists of 664,329 shares of Common Stock issuable upon the exercise of warrants at $2.00 per share and 1,291,149 shares of Common Stock issuable upon conversion of Series B Preferred Stock at $1.33 per share.
(5) Consists of 124,491 shares of Common Stock issuable upon the exercise of warrants at $2.00 per share and 241,953 shares of Common Stock issuable upon conversion of Series B Preferred Stock at $1.33 per share.
(6) Includes 178,016 shares of Common Stock issuable upon the exercise of warrants at $2.00 per share and 345,980 shares of Common Stock issuable upon conversion of Series B Preferred Stock at $1.33 per share.
(7) Consists of 292,024 shares of Common Stock issuable upon the exercise of warrants at $2.00 per share and 567,559 shares of Common Stock issuable upon conversion of Series B Preferred Stock at $1.33 per share.
(8) Consists of 21,632 shares of Common Stock issuable upon the exercise of warrants at $2.00 per share per share and 42,041 shares of Common Stock issuable upon conversion of Series B Preferred Stock at $1.33 per share.
(9) Consists of 25,000 shares of Common Stock issuable upon the exercise of options at $1.50 per share and 50,000 shares of Common Stock issuable upon the exercise of stock appreciation rights at $1.50 per share.
(10) Consists of Common Stock issuable upon the exercise of options at $1.60 per share.
(11) Consists of Common Stock issuable upon the exercise of options at $1.50 per share.
(12) Consists of 25,000 shares of Common Stock issuable upon the exercise of options at $1.60 per share and 50,000 shares of Common Stock issuable upon the exercise of stock appreciation rights at $1.50 per share.
(13) Consists of 323,000 shares of Common Stock issuable upon the exercise of options at $1.50 per share and 201,000 shares of Common Stock issuable upon the exercise of options at $1.60 per share.
(14) Consists of 62,500 shares of Common Stock issuable upon the exercise of warrants at $1.50 per share and 12,500 shares of Common Stock issuable upon the exercise of options at $1.60 per share.
(15) Consists of 50,000 shares of Common Stock issuable upon the exercise of warrants at $1.50 per share and 25,000 shares of Common Stock issuable upon the exercise of options at $1.60 per share.
(16) Consists of Common Stock issuable upon the exercise of options at $1.63 per share.
(17) Consists of 530,000 shares of Common Stock issuable upon the exercise of options at $1.50 per share and 330,000 shares of Common Stock issuable upon the exercise of options at $1.60 per share.
(18) Consists of 1,094,000 shares of Common Stock issuable upon the exercise of options at $1.50 per share and 525,000 shares of Common Stock issuable upon the exercise of options at $1.60 per share.
(19) Consists of Common Stock issuable upon the exercise of stock appreciation rights at $1.50 per share.

                          DESCRIPTION OF CAPITAL STOCK

               The total authorized capital stock of ACTV consists of 65,000,000 shares of Common Stock, par value $0.10 per share, and 1,000,000 shares of Preferred Stock, par value $0.10 per share. The following descriptions of capital stock are qualified in all respects by reference to the Restated Certificate of Incorporation and By-Laws of ACTV, which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

Common Stock

               The holders of Common Stock will elect all directors and are entitled to one vote for each share held of record. As of the date of this Prospectus, 32,260,407 shares of Common Stock were issued and outstanding. All shares of Common Stock will participate equally in dividends, when and as declared by the Board of Directors and in net assets on liquidation. The shares of Common Stock will have no preference, conversion, exchange, preemptive or cumulative voting rights.

Preferred Stock

               ACTV's Certificate of Incorporation authorizes the issuance of 1,000,000 shares of Preferred Stock with designations, rights and preferences determined from time to time by its board of directors. Accordingly, ACTV's Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion or other rights that could adversely affect the rights of holders of the Common Stock. Except as set forth below, ACTV has no current plans to issue any shares of its Preferred Stock, but there can be no assurance that it will not do so in the future.

               ACTV has designated 120,000 shares of its Preferred Stock as Series A 7% Convertible Preferred Stock ("Series A Preferred"). In November 1997, ACTV issued 86,200 shares of the Series A Preferred in exchange for consideration equal to $25.00 per share. The Series A Preferred has a liquidation preference $25.00 per share and pays a dividend, in cash or accumulated and pain in Common Stock upon conversion, of 7% per annum. The Series A Preferred is convertible into Common Stock. The number of shares issued upon conversion is determined by dividing the liquidation value of $25.00 plus accrued dividends by the conversion price of $1.50 per common share. As of the date of this Prospectus 56,300 shares of Series A Preferred remain outstanding and would be convertible into approximately 1.0 million shares of Common Stock if exchanged as of January 19, 1999.


               ACTV has designated 6,110 shares of its Preferred Stock as Series B 10% Convertible Preferred Stock ("Series B Preferred"). In November 1998, ACTV issued 5,018 shares of the Series B Preferred as a partial exchange for approximately 179,000 shares of exchangeable preferred stock, which had been issued by a subsidiary of ACTV (see "Other Derivative Securities"). The Series B Preferred has a liquidation preference $1,000.00 per share and pays a dividend, in cash or accumulated and paid in Common Stock upon conversion, of 10% per annum.


               The Series B Preferred is fully redeemable by ACTV at any time at a 10% premium above face value plus accrued dividends. The holders of Series B Preferred are prohibited from converting any shares into Common Stock through November 13, 1999, whether or not ACTV gives a notice of redemption during this period. Beginning November 13, 1999, the number of shares issued upon conversion is determined by dividing the liquidation value of $1,000.00 plus accrued dividends by the conversion price of $2.00 per common share. Beginning February 13, 1998, the number of shares issued upon conversion is determined by dividing the liquidation value of $1,000.00 plus accrued dividends by the conversion price of $1.33 per common share. As of the date of this Prospectus 5,018 shares of Series B Preferred remain outstanding. Such preferred shares are currently not convertible into Common Stock and will be convertible into Common Stock only after November 23, 1999.

Other Derivative Securities


               In August 1996, one of ACTV's wholly-owned subsidiaries conducted a private placement in which it issued an aggregate of 400,000 shares of exchangeable preferred stock ("Exchangeable Preferred Stock") at $25.00 per share and placement agent's warrants to purchase an aggregate of 36,000 shares of Exchangeable Preferred Stock at $25.00 per share. The Exchangeable Preferred Stock was exchangeable into Common Stock at varying prices.

               During November and December 1998, all of the outstanding Exchangeable Preferred Stock was either exchanged for Common Stock or for a combination of Common Stock, warrants and Series B Preferred. In addition all of the outstanding warrants to purchase Exchangeable Preferred Stock were exercised and simultaneously converted into Common Stock.


Transfer Agent

               ACTV's transfer agent is Continental Stock Transfer & Trust Company, New York, New York 10007.

Shares Eligible for Future Sale

               Assuming exercise/conversion of all of the Common Stock offered in this prospectus that are issuable pursuant to warrants, options, stock appreciation rights, and Series B Preferred Stock, there will be 41,515,474 shares of Common Stock outstanding. Of these shares, the Shares being registered hereby will be freely tradable without restriction under the Securities Act, for so long as this Prospectus is kept current by ACTV. An aggregate of approximately 2.6 million shares of Common Stock held by existing stockholders will be "restricted" shares as defined in Rule 144.

               In general, under Rule 144 a person (or group of persons whose shares are aggregated) who has beneficially owned restricted shares of ACTV for at least one year, including any person who may be deemed to be an "affiliate" of ACTV (as the term "affiliate" is defined under the Securities Act), is entitled to sell in normal brokerage transactions during the periods when certain information regarding ACTV is publicly available, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in ACTV's shares during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who has not been an "affiliate" of ACTV for the three months prior to such sale and who has held restricted shares for at least two years would be entitled to sell such shares without restriction. Most of such restricted shares are held by non-affiliates of ACTV who will not be able to sell such shares under Rule 144 until October 1999. Actual sales, or the prospect of sales by the present stockholders of ACTV, or by future holders of restricted securities under Rule 144, or otherwise, may, in the future, have a depressive effect upon the price of ACTV's shares of Common Stock in any market that may develop therefor.

                              PLAN OF DISTRIBUTION

               Up to 11,832,918 of the Security Holders' Shares may be sold by the Selling Security Holders who will have acquired such shares from ACTV upon the exercise of options, warrants, stock appreciation rights, and conversion of Series B Preferred Stock. ACTV will not receive any of the proceeds from any sales by Selling Security Holders of the Security Holders' Shares, but will receive the exercise price upon the exercise of options and warrants by the Selling Security Holders. See "Selling Security Holders."

               The Selling Security Holders have advised ACTV that the sale or distribution of the Common Stock may be effected directly to purchasers by the Selling Security Holders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the Boston Stock Exchange, on the Nasdaq SmallCap Market, or in the over-the-counter market, (ii) in transactions otherwise than on any stock exchange or in the over-the-counter market, or (iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or settlement of short sales of, the Common Stock. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Security Holder or by agreement between the Selling Security Holder and underwriters, brokers, dealers or agents or purchasers. If the Selling Security Holders effect such transactions by selling Common Stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders or commissions from purchasers of Common Stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Security Holders and any brokers, dealers or agents that participate in the distribution of the Common Stock may be deemed to be underwriters, and any profit on the sale of Common Stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

               Because the Selling Security Holders may each be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the Selling Security Holders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of its shares, the Selling Security Holder, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Exchange Act until its participation in that distribution is completed.

               At the time of a particular offer of Security Holders' Shares is made by or on behalf of any of the Selling Security Holders, to the extent such offer constitutes a distribution under the Securities Act, a supplement to this Prospectus will be distributed, which will set forth the type and number of securities being offered by such Selling Security Holders and the terms of such offering, including the name or names and addresses of any underwriters, dealers or agents, the purchase price paid by any underwriter for securities purchased from the Selling Security Holder and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

               ACTV will bear all costs and expenses of the registration under the Securities Act and certain state securities laws of the Security Holders' Shares. However, all brokerage commissions, if any, attributable to the sale of such shares by holders thereof will be borne by such holders.

               The shares that may be offered from time to time by Selling Security Holders may be sold through ordinary brokerage transactions in the over-the-counter market or on the Boston Stock Exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

               Under the Securities Exchange Act of 1934 (the "Exchange Act") and the regulations thereunder, any person engaged in a distribution of the securities offered by this Prospectus may not simultaneously engage in market-making activities with respect to shares of the Common Stock during the applicable "cooling off" period (two or nine days) prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Security Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, in connection with transactions in the securities, which provisions may limit the timing of purchases and sales of the securities by the Selling Security Holders.

                                  LEGAL MATTERS

               Certain legal matters, including the legality of the issuance by ACTV of the shares of Common Stock offered herein, are being passed upon for ACTV by Gersten, Savage & Kaplowitz, LLP ("GSK"), 101 East 52nd Street, New York, New York 10022. Jay Kaplowitz, a partner in GSK, ACTV's counsel, owns options to purchase 25,000 shares of ACTV, Inc. Common Stock.

                                     EXPERTS

               The consolidated financial statements and the related financial statement schedule incorporated in this Prospectus by reference from ACTV's Annual Report on Form 10-K/A1 for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, (which expresses an unqualified opinion and includes an explanatory paragraph related to the restatement described in Note 16), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

               Reference is made to paragraph "Twelfth" of the Restated Certificate of Incorporation of ACTV (Exhibit 3(i)), which contains a provision, as permitted by Section 145 of the Delaware General Corporation Law, which eliminates the personal liability of directors to ACTV and its stockholders for monetary damages for unintentional breach of a director's fiduciary duty to ACTV. This provision does not permit any limitation on, or elimination of the liability of a director for disloyalty to ACTV or its stockholders, for failing to acting good faith, for engaging in intentional misconduct or a knowing violation of law, for obtaining an improper personal benefit or for paying a dividend or approving a stock repurchase that was illegal under the Delaware General Corporation Law.

               The Restated Certificate of Incorporation and By-Laws of ACTV require ACTV to indemnify directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of ACTV, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys fees) incurred in connection with defense or settlement of such an action. Moreover, the Delaware General Corporation Law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to ACTV.

               Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of ACTV pursuant to the foregoing provisions, or otherwise, ACTV has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ACTV of expenses incurred or paid by a director, officer or controlling person of ACTV in the successful defense of any action, suit or proceeding) in connection with the securities being registered, ACTV will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

You may rely only on the information contained in this Prospectus. We have not authorized anyone to provide information different from that contained in this Prospectus. Neither the delivery of this Prospectus nor sale of common stock means that information contained in this Prospectus is correct after the date of this Prospectus. This Prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.


                TABLE OF CONTENTS

                                             Page
                                             ----

Where You Can Find More Information             4
Prospectus Summary                              5
Risk Factors                                    8
Use of Proceeds                                16
Material Changes                               16
Selling Security Holders                       16
Description of Capital Stock                   19
Plan of Distribution                           21
Legal Matters                                  23
Experts                                        23
Indemnification of Directors and Officers      23




ACTV, INC.








11,832,918 shares of Common Stock offered by Selling Security Holders, consisting of:

(a)    2,577,851 shares of Common Stock, and

(b) 9,255,067 shares of Common Stock issuable upon the exercise of options, warrants, stock appreciation rights and upon the conversion of convertible preferred shares









January ___, 1999

                                   SIGNATURES



               Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Form S-3 Registration Statement and has duly caused this Form S-3 Registration Statement, Pre-Effective Amendment No. 1, to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 19th of January, 1999.

                                                   ACTV, INC.


                                                   By: /s/ William C. Samuels
                                                       ------------------------
                                                   William C. Samuels
                                                   Chairman of the Board, Chief
                                                   Executive Officer, President
                                                   and Director

               KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and has appointed William C. Samuels, President and Chief Executive Officer, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same and all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

               Pursuant to the requirements of the Securities Act of 1933, this Form S-3 Registration Statement, Pre-Effective Amendment No. 1, has been signed by the following persons in the capacities and on the dates indicated.

Signature                                   Title                                             Date
---------                                   -----                                             ----

/s/ William C. Samuels           Chairman of the Board, Chief                       January 19, 1999
----------------------           Executive Officer and President
William C. Samuels


/s/ David Reese                  Executive Vice-President,                          January 19, 1999
---------------                  President--ACTV Entertainment, Inc.
David Reese                      and Director


/s/ Bruce Crowley                Executive Vice-President,                          January 19, 1999
-----------------                President--ACTV Net, Inc.
Bruce Crowley                    and Director


/s/ William A. Frank             Director                                           January 19, 1999
--------------------
William A. Frank

/s/ Steven W. Schuster           Director                                           January 19, 1999
----------------------
Steven W. Schuster


/s/ Christopher C. Cline         Senior Vice President, Chief Financial             January 19, 1999
------------------------         Officer, Secretary and Chief Accounting
Christopher C. Cline             Officer

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

14.     OTHER EXPENSE OF ISSUANCE AND DISTRIBUTION.

        SEC registration fee            $18,083.28
        Fees and expenses of counsel      5,000.00
        Miscellaneous                     2,000.00

               Total                    $25,083.28

15.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Reference is made to paragraph "Twelfth" of the Restated Certificate of Incorporation of the Registrant (Exhibit 3(i)), which contains a provision, as permitted by Section 145 of the Delaware General Corporation Law, which eliminates the personal liability of directors to the Registrant and its stockholders for monetary damages for unintentional breach of a director's fiduciary duty to the Registrant. This provision does not permit any limitation on, or elimination of the liability of a director for disloyalty to the Registrant or its stockholders, for failing to acting good faith, for engaging in intentional misconduct or a knowing violation of law, for obtaining an improper personal benefit or for paying a dividend or approving a stock repurchase that was illegal under the Delaware General Corporation Law.

               The Restated Certificate of Incorporation and By-Laws of the Registrant require the Registrant to indemnify directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys fees) incurred in connection with defense or settlement of such an action. Moreover, the Delaware General Corporation Law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to ACTV.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

16.     EXHIBITS

        3.1.c Certificate of Designation of Series B 10% Convertible Preferred Stock of ACTV, Inc.*

        5.     Opinion of Gersten, Savage, Kaplowitz & Fredericks, LLP*

        23.1   Consent of Deloitte & Touche LLP

        23.2   Consent of Gersten, Savage, Kaplowitz & Fredericks, LLP

*Incorporated by reference to ACTV, Inc.'s Form S-3 Registration Statement filed December 30, 1998.

17.     UNDERTAKINGS.

        ACTV hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or in the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of ACTV pursuant to the foregoing provisions, or otherwise, ACTV has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ACTV of expenses incurred or paid by a director, officer, or controlling person of ACTV in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, ACTV will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  EXHIBIT INDEX


        3.1.c Certificate of Designation of Series B 10% Convertible Preferred Stock of ACTV, Inc.*

        5.     Opinion of Gersten, Savage, Kaplowitz & Fredericks, LLP*

        23.1   Consent of Deloitte & Touche LLP

        23.2   Consent of Gersten, Savage, Kaplowitz & Fredericks, LLP

*Incorporated by reference to ACTV, Inc.'s Form S-3 Registration Statement filed December 30, 1998.